Exhibit 12.1

STATEMENT RE COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

3 Months Ended March 31,
(dollars in thousands)	2013	2014	2015	2016	2017	2018
Ratio of earnings to fixed charges
Earnings:
Income (loss) before income taxes and cumulative effect of change in accounting principle	$(26,857)	$(17,225)	$(29,226)	$(28,436)	$(17,275)	$(7,225)
Add:
Fixed charges	-	-	-	-	-	-
Amortization of capitalized interest	-	-	-	-	-	-
Distributed income of equity investees	-	-	-	-	-	-
Share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	-	-	-	-	-	-
Less:
Capitalized interest	-	-	-	-	-	-
Preference security dividend requirements of consolidated subsidiaries	-	-	-	-	-	-
Non-controlling interest in pre-tax income of subsidiaries that have not incurred fixed charges	-	-	-	-	-	-
Total earnings	$(26,857)	$(17,225)	$(29,226)	$(28,436)	$(17,275)	$(7,225)

Fixed charges:
Total interest expense	-	-	-	-	-	-
Capitalized interest	-	-	-	-	-	-
Interest factor in rents	-	-	-	-	-	-
Total fixed charges	$-	$-	$-	$-	$-	$-

Ratio of earnings to fixed charges	N/A	N/A	N/A	N/A	N/A	N/A